Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for September 2025

Passenger traffic increased year-over-year in Colombia by 3.2% and in Puerto Rico by 1.6%, and decreased by 4.5% in Mexico.

Mexico City, October 6, 2025 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for September 2025 reached a total of 4.8 million passengers, representing a decrease of 1.4% compared to September 2024.

Passenger traffic increased year-over-year by 3.2% in Colombia, 1.6% in Puerto Rico, and decreased by 4.5% in Mexico. Colombia was driven by increases of 10.0% and 1.4% in international and domestic traffic, respectively. In Puerto Rico, international traffic increased 16.1% while domestic traffic decreased 0.5%. Mexico reported decreases of 6.5% in international traffic and 3.1% in domestic Traffic.

All figures in this release reflect comparisons between September 1 to 30, 2025 and from September 1 to 30, 2024. Figures exclude transit and general aviation passengers in Mexico and Colombia.

Passenger Traffic Summary
	September		% Chg	Year to date		% Chg
	2024	2025		2024	2025
Mexico	2,728,720	2,605,717	(4.5)	31,314,960	30,481,397	(2.7)
Domestic Traffic	1,625,803	1,574,777	(3.1)	14,767,525	14,678,566	(0.6)
International Traffic	1,102,917	1,030,940	(6.5)	16,547,435	15,802,831	(4.5)
San Juan, Puerto Rico	773,296	785,846	1.6	10,047,837	10,543,332	4.9
Domestic Traffic	673,145	669,608	(0.5)	8,891,739	9,220,652	3.7
International Traffic	100,151	116,238	16.1	1,156,098	1,322,680	14.4
Colombia	1,352,202	1,395,261	3.2	12,218,181	12,635,396	3.4
Domestic Traffic	1,071,395	1,086,487	1.4	9,551,303	9,631,323	0.8
International Traffic	280,807	308,774	10.0	2,666,878	3,004,073	12.6
Total Traffic	4,854,218	4,786,824	(1.4)	53,580,978	53,660,125	0.1
Domestic Traffic	3,370,343	3,330,872	(1.2)	33,210,567	33,530,541	1.0
International Traffic	1,483,875	1,455,952	(1.9)	20,370,411	20,129,584	(1.2)

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Mexico Passenger Traffic
		September		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,625,803	1,574,777	(3.1)	14,767,525	14,678,566	(0.6)
CUN	Cancun	864,863	796,173	(7.9)	7,653,937	7,457,990	(2.6)
CZM	Cozumel	20,588	22,447	9.0	182,858	197,151	7.8
HUX	Huatulco	48,736	48,288	(0.9)	539,971	496,549	(8.0)
MID	Merida	269,715	289,511	7.3	2,461,397	2,581,726	4.9
MTT	Minatitlan	11,878	11,438	(3.7)	106,053	114,288	7.8
OAX	Oaxaca	115,314	121,058	5.0	1,125,579	1,173,376	4.2
TAP	Tapachula	47,118	36,313	(22.9)	450,659	371,824	(17.5)
VER	Veracruz	130,462	139,657	7.0	1,155,154	1,256,008	8.7
VSA	Villahermosa	117,129	109,892	(6.2)	1,091,917	1,029,654	(5.7)
International Traffic		1,102,917	1,030,940	(6.5)	16,547,435	15,802,831	(4.5)
CUN	Cancun	1,034,391	962,546	(6.9)	15,459,648	14,738,867	(4.7)
CZM	Cozumel	12,112	11,394	(5.9)	376,282	295,367	(21.5)
HUX	Huatulco	746	432	(42.1)	105,301	101,377	(3.7)
MID	Merida	23,800	24,608	3.4	275,022	294,748	7.2
MTT	Minatitlan	654	423	(35.3)	5,633	5,608	(0.4)
OAX	Oaxaca	17,234	16,297	(5.4)	183,913	197,496	7.4
TAP	Tapachula	556	1,516	172.7	9,853	18,374	86.5
VER	Veracruz	11,469	11,855	3.4	106,823	115,410	8.0
VSA	Villahermosa	1,955	1,869	(4.4)	24,960	35,584	42.6
Traffic Total Mexico		2,728,720	2,605,717	(4.5)	31,314,960	30,481,397	(2.7)
CUN	Cancun	1,899,254	1,758,719	(7.4)	23,113,585	22,196,857	(4.0)
CZM	Cozumel	32,700	33,841	3.5	559,140	492,518	(11.9)
HUX	Huatulco	49,482	48,720	(1.5)	645,272	597,926	(7.3)
MID	Merida	293,515	314,119	7.0	2,736,419	2,876,474	5.1
MTT	Minatitlan	12,532	11,861	(5.4)	111,686	119,896	7.4
OAX	Oaxaca	132,548	137,355	3.6	1,309,492	1,370,872	4.7
TAP	Tapachula	47,674	37,829	(20.7)	460,512	390,198	(15.3)
VER	Veracruz	141,931	151,512	6.8	1,261,977	1,371,418	8.7
VSA	Villahermosa	119,084	111,761	(6.1)	1,116,877	1,065,238	(4.6)

US Passenger Traffic, San Juan Airport (LMM)
	September		% Chg	Year to date		% Chg
	2024	2025		2024	2025
SJU Total	773,296	785,846	1.6	10,047,837	10,543,332	4.9
Domestic Traffic	673,145	669,608	(0.5)	8,891,739	9,220,652	3.7
International Traffic	100,151	116,238	16.1	1,156,098	1,322,680	14.4

Colombia Passenger Traffic Airplan
		September		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,071,395	1,086,487	1.4	9,551,303	9,631,323	0.8
MDE	Rionegro	807,930	814,998	0.9	7,153,886	7,283,377	1.8
EOH	Medellin	100,749	104,747	4.0	909,606	889,318	(2.2)
MTR	Monteria	115,008	111,709	(2.9)	1,076,651	1,026,858	(4.6)
APO	Carepa	15,055	16,009	6.3	132,117	133,023	0.7
UIB	Quibdo	27,461	34,006	23.8	248,976	258,989	4.0
CZU	Corozal	5,192	5,018	(3.4)	30,067	39,758	32.2
International Traffic		280,807	308,774	10.0	2,666,878	3,004,073	12.6
MDE	Rionegro	280,807	308,774	10.0	2,666,878	3,004,073	12.6
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,352,202	1,395,261	3.2	12,218,181	12,635,396	3.4
MDE	Rionegro	1,088,737	1,123,772	3.2	9,820,764	10,287,450	4.8
EOH	Medellin	100,749	104,747	4.0	909,606	889,318	(2.2)
MTR	Monteria	115,008	111,709	(2.9)	1,076,651	1,026,858	(4.6)
APO	Carepa	15,055	16,009	6.3	132,117	133,023	0.7
UIB	Quibdo	27,461	34,006	23.8	248,976	258,989	4.0
CZU	Corozal	5,192	5,018	(3.4)	30,067	39,758	32.2

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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